# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bank of Nova Scotia, CIK 0000009631
CUSIP: 064149107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1709 Hollis Street, 6th Floor, Halifax, Nova Scotia Canada (A5), B3J 3B7
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-001420
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 56,529,245; shared voting power 676,435; sole dispositive power 56,645,091; shared dispositive power 676,435; aggregate amount beneficially owned 57,321,526 (4.63% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 36,555,649; shared voting power 676,435; sole dispositive power 36,659,767; shared dispositive power 676,435; aggregate amount beneficially owned 37,336,202 (3.02% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 34,629,202; shared voting power 634,896; sole dispositive power 34,733,320; shared dispositive power 634,896; aggregate amount beneficially owned 35,368,216 (2.86% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 104,118; shared dispositive power 0; aggregate amount beneficially owned 104,118 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,699,681; shared voting power 0; sole dispositive power 2,699,681; shared dispositive power 0; aggregate amount beneficially owned 2,699,681 (0.21% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 24,470,918; shared voting power 0; sole dispositive power 24,470,918; shared dispositive power 0; aggregate amount beneficially owned 24,470,918 (1.97% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,926,447; shared voting power 41,539; sole dispositive power 1,926,447; shared dispositive power 41,539; aggregate amount beneficially owned 1,926,447 (0.15% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,772; shared voting power 0; sole dispositive power 4,354; shared dispositive power 0; aggregate amount beneficially owned 4,354 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 1,772; shared voting power 0; sole dispositive power 2,442; shared dispositive power 0; aggregate amount beneficially owned 2,442 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 1,912; shared dispositive power 0; aggregate amount beneficially owned 1,912 (0% of the class)
- 1001271606 ONTARIO INC: type of reporting person: bank (BK); citizenship or place of organization: Ireland (L2); sole voting power 1,155,361; shared voting power 0; sole dispositive power 1,164,507; shared dispositive power 0; aggregate amount beneficially owned 1,164,507 (0.09% of the class)
- BURGUNDY ASSET MANAGEMENT LTD.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,155,361; shared voting power 0; sole dispositive power 1,164,507; shared dispositive power 0; aggregate amount beneficially owned 1,164,507 (0.09% of the class)

## Item 1. Issuer
Name of issuer: Bank of Nova Scotia
Address of issuer's principal executive offices:
1709 Hollis Street, 6th Floor, Halifax, NOVA SCOTIA, CANADA
B3J 3B7

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

1001271606 ONTARIO INC

BURGUNDY ASSET MANAGEMENT LTD.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

1001271606 ONTARIO INC - IRELAND

BURGUNDY ASSET MANAGEMENT LTD. - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 161,564,830
Percent of class: 13.02
Sole power to vote or to direct the vote:
Bank of Montreal - 56,529,245

BANK OF MONTREAL HOLDING INC. - 36,555,649

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 34,629,202

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,699,681

BMO ASSET MANAGEMENT INC. - 24,470,918

BMO NESBITT BURNS INC. - 1,926,447

BMO FINANCIAL CORP. - 1,772

BMO BANK N.A. - 1,772

BMO FAMILY OFFICE, LLC - 0

1001271606 ONTARIO INC - 1,155,361

BURGUNDY ASSET MANAGEMENT LTD. - 1,155,361
Shared power to vote or to direct the vote:
Bank of Montreal - 676,435

BANK OF MONTREAL HOLDING INC. - 676,435

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 634,896

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 41,539

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

1001271606 ONTARIO INC - 0

BURGUNDY ASSET MANAGEMENT LTD. - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 56,645,091

BANK OF MONTREAL HOLDING INC. - 36,659,767

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 34,733,320

BMO NESBITT BURNS SECURITIES LTD. - 104,118

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,699,681

BMO ASSET MANAGEMENT INC. - 24,470,918

BMO NESBITT BURNS INC. - 1,926,447

BMO FINANCIAL CORP. - 4,354

BMO BANK N.A. - 2,442

BMO FAMILY OFFICE, LLC - 1,912

1001271606 ONTARIO INC - 1,164,507

BURGUNDY ASSET MANAGEMENT LTD. - 1,164,507
Shared power to dispose or to direct the disposition:
Bank of Montreal - 676,435

BANK OF MONTREAL HOLDING INC. - 676,435

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 634,896

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 41,539

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

1001271606 ONTARIO INC - 0

BURGUNDY ASSET MANAGEMENT LTD. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain of the securities reported herein are held in the ordinary course of business of the Reporting Person acting as prime broker on behalf of certain clients who have the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- 1001271606 ONTARIO INC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BURGUNDY ASSET MANAGEMENT LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)